Mail Stop 4561
                                                            February 27, 2018

Wei Wei
Chief Executive Officer
Pintec Technology Holdings Limited
216, 2/F East Gate, Pacific Century Place
No. A2 Gongti North Road
Chaoyang District, Beijing
People's Republic of China

       Re:      Pintec Technology Holdings Limited
                Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 31, 2018
                CIK No. 0001716338

Dear Mr. Wei:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
January 9, 2018 letter.

Non-GAAP Financial Measures, page 11

1.     We continue to consider your response to prior comment 5.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 75

2. Your response to prior comment 9 states your belief that the point-of-sale installment loan business began operating at a low but positive gross margin during 2017 and that it will continue to operate at that level. Given that this business operated at a significant
 Wei Wei
Pintec Technology Holdings Limited
February 27, 2018
Page 2

       gross loss in fiscal year 2016, please discuss the factors that are contributing to this trend.
       Refer to Item 5.D of Form 20-F and SEC Release No. 33-8350.

3. We note your response to prior comment 10. Please provide additional context regarding your relationship with business partners by discussing any cost or revenue sharing arrangements with your business partners, especially with respect to personal installment loans. In this regard, we note that you "share part of" the technical service fee with
       Qunar. Please revise or advise.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz,
Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at
(202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at
(202) 551-3735.

                                                              Sincerely,

                                                              /s/ Jan Woo

                                                              Jan Woo
                                                              Legal Branch
Chief
                                                              Office of
Information
                                                              Technologies and
Services

cc:    Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP